Exhibit 99.1

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram PO., Tuticorin — 628 002, Tamilnadu
POSTAL BALLOT NOTICE
Notice pursuant to Section 192A of the Companies Act, 1956
To
The Members,
Notice pursuant to Section 192A of the Companies Act, 1956 (the “Act”) read with Companies (Passing of the Resolutions by Postal Ballot) Rules, 2001 is hereby given to the members of Sterlite Industries (India) Limited for passing the following resolution by means of postal ballot.
SPECIAL BUSINESS:
To consider and if thought fit, to pass the following resolution as a Special Resolution:
“RESOLVED that pursuant to the provisions of Section 17 and all other applicable provisions, if any, of the Companies Act, 1956, the Objects clause of the Memorandum of Association be and is hereby altered as under:
After existing sub-clause (5) of Clause III(A), of the Memorandum of Association, the following new sub-clause be inserted and numbered as sub-clause (6) :-
6:	To invest in, acquire, hold, sell or otherwise deal in, directly or indirectly, or through its subsidiaries, associate companies, consortium, partnership, joint ventures, special purpose vehicle or otherwise, any shares, stocks, debentures, debenture stock, warrants, any other financial instruments, bonds obligations and Securities issued or guaranteed by any company constituted or carrying on the business in India or elsewhere or Government, State Government, Semi-Government, Semi Government Authorities, local Authorities, Public Sector Undertakings, Financial Institutions, Public Body, any other persons or otherwise, and/or to carry on and undertake the business of finance, making loans or advances, investment, merchant bankers, underwriters.
RESOLVED FURTHER THAT the Board of Directors of the Company or such person(s) as may be authorized by the Board be and are hereby authorised to file the necessary applications, documents with, inter alia, the Registrar of Companies and to do all such acts, deeds, matters and things as may be deemed necessary, proper or expedient for the purpose of giving effect to the above resolution and for matters connected herewith or incidental hereto.”
By Order of the Board
For Sterlite Industries (India) Limited

Place : Tuticorin	Narendra Mehra
Dated : October 29, 2007	Company Secretary
Notes:
1.	An Explanatory Statement pursuant to Section 192A(2) and Section 173(2) of the Act setting out all material facts pertaining to the above mentioned resolution is annexed hereto along with a Postal Ballot Form for consideration of members.

2.	As per Section 192A of the Companies Act, 1956 read with Companies (Passing of the Resolutions by Postal Ballot) Rules, 2001, the resolution as stated in the accompanying Notice is required to be passed with the consent of the shareholders through postal ballot. You are requested to communicate your assent or dissent in writing in the Postal Ballot Form sent herewith in accordance with the instructions set out therein.

3.	The Board of Directors at its meeting held on October 29, 2007 has appointed Mr. Upendra Shukla, Practising Company Secretary, as Scrutinizer to receive and scrutinize the completed postal ballot papers received from the members and for conducting the postal ballot voting process in a fair and transparent manner.

4.	Members are requested to carefully read the instructions printed in the Postal Ballot Form and return the said Postal Ballot Form (no other form or photocopy is permitted) duly completed, in the attached self-addressed postage pre-paid envelope so as to reach the Scrutinizer on or before the closing of working hours (17.00 hours) on December 15, 2007, failing which it will be strictly treated as if no reply has been received from the member.

5.	The Scrutinizer will submit his report to the Company after completion of the scrutiny of the Postal Ballot Forms. The results will be announced at 3:00 PM, on December 19, 2007 at the Registered Office of the Company by the Chairman or any one of the Directors of the Company and will also be published in newspapers, intimated to the Stock Exchanges and posted on the website of the Company [www.sterlite-industries.com]. Members who wish to be present at the said venue at the time of declaration of results may do so at the above venue at the appointed time.

6.	The date of declaration of postal ballot result will be taken to be the date of passing of the above mentioned Special Resolution.

7.	The special resolution mentioned above shall be declared as passed if the number of votes cast in its favour are not less than 3 times the number of votes, if any cast against the said Special Resolution.

8.	The Memorandum of Association and Articles of Association of the Company along with the draft alteration and Calendar of Events filed with the Registrar of Companies, Tamil Nadu is open for inspection at the Registered Office of the Company upto the last date of receipt of postal ballot by the scrutinizer.
EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) AND SECTION 192A(2) OF THE COMPANIES ACT, 1956
Keeping in view, the current and future cash flow and reserves position, the Company is evaluating proposals for diversifying into various areas of businesses which may involve acquisition of shares of companies and making investments, directly or indirectly through consortium agreement, partnership, subsidiaries, associates, joint ventures etc. Since the existing object clause of the Memorandum of Association of the Company does not seem to have enabling clause, it is proposed to amend the same suitably by inserting new sub-clause as stated in the resolution. Your Directors are of the opinion that the proposed amendments will enable the Company to carry on these business activities economically and efficiently along with the present business of the Company and will directly or indirectly benefit the company and can be conveniently and advantageously combined with the existing business of the Company.
The Company proposes to amend the Object clause of the Memorandum of Association of the Company by inserting new sub-clause numbered as 6 after existing sub-clause 5 in Clause III (A), so as to enable the Company to undertake the aforesaid businesses.
Pursuant to the provisions of Section 17 of the Companies Act, 1956, amendment of object clause requires the approval of the members by way of a Special Resolution.
Under Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolutions by Postal Ballot) Rules, 2001, the consent of the Members by way of a Special Resolution for the alteration of object clause is required to be obtained by means of Postal Ballot. Accordingly, a Postal Ballot form is being sent to all the Members along with this Notice.
Your Board recommends the passing of this Special Resolution. None of the Directors of the Company are in any way concerned or interested in the resolution.
By Order of the Board
For Sterlite Industries (India) Limited

Place : Tuticorin	Narendra Mehra
Dated : October 29, 2007	Company Secretary